SECI 05035101 ISSION

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revised

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 22948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Asset Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6803 South Tucson Way
(No. and Street)

Centennial (City) CO (State) 80112-3924 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bishop (303) 768-2994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700 (Address) Denver (City) CO (State) 80202-3499 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Asset Management Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

My Commission Expires:
August 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CENTENNIAL ASSET MANAGEMENT CORPORATION

(A Wholly Owned Subsidiary of OpppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report and Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Independent Auditors' Report

Board of Directors
Centennial Asset Management Corporation:

We have audited the statement of financial condition of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Denver, Colorado
February 11, 2005

CENTENNIAL ASSET MANAGEMENT CORPORATION
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2004

(Dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	29,844
Customer cash		748
Income tax receivable		441
Distribution and service plan fee receivable		2,274
Total current assets		33,307
Other assets:		
Investments		42
Deferred tax assets		14
Total other assets		56
Total assets	$	33,363

Liabilities and Shareholder's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	6,246
Distribution and service plan fee payable		2,280
Subscriptions payable to managed mutual funds		748
Payable to affiliate		4,735
Total current liabilities		14,009
Shareholder's equity:		
Preferred stock – nonvoting; $5 par and liquidation value. Authorized 60,000 shares; issued and outstanding 2,200 shares		11
Class A Common stock – voting; no par value. Authorized 120,000 shares; issued and outstanding 24,010 shares		24
Class B Common stock – nonvoting; no par value. Authorized 120,000 shares; issued and outstanding 26,490 shares		36
Additional paid-in capital		17,986
Retained earnings		1,297
Total shareholder's equity		19,354
Total liabilities and shareholder's equity	$	33,363

See accompanying notes to statement of financial condition.

(1) The Company and Its Significant Accounting Policies

Centennial Asset Management Corporation (the Company) is engaged in the business of organizing, promoting, and managing registered investment companies (hereafter referred to as mutual funds). The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI), a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a registered investment advisor under the Investment Advisor Act of 1940, as amended.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Customer Cash

Customer cash represents cash received from customers for mutual fund subscriptions that have not settled as of the balance sheet date. The corresponding liability has been recorded as subscriptions payable to managed mutual funds.

(c) Investments

The Company's investments, consisting of equity securities, are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based on the quoted market price.

Investments consist of the following at December 31, 2004:

	Cost	Unrealized loss	Fair value (carrying amount)
Equity securities	$ 72	(30)	42

(d) Income Taxes

Income taxes due to governmental agencies are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Temporary differences primarily include unrealized gains/losses on investments.

The Company will file its 2004 federal income tax return on a consolidated basis with its parent, MassMutual, and its eligible consolidated subsidiaries and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides the group members shall be compensated for the use of their losses and credits by other group members.

(Continued)

(Dollars in thousands)

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2004 were as follows:

Deferred tax assets:		
Unrealized loss on investments	$	12
Other		2
Gross deferred tax assets	$	14

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon management's projections over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

As of December 31, 2004, $240 was receivable from MassMutual for consolidated federal income taxes.

(e) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Related Parties

The following is a summary of the significant balances, transactions and relationships with affiliated companies and other related parties as of December 31, 2004.

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(b) Significant Broker and Dealer

The Company makes monthly distribution payments to one broker and dealer, a shareholder of OAC, based on the amount of assets invested by their customers in the mutual funds managed by the Company. $6,212 was payable to the broker and dealer as of December 31, 2004.

(Dollars in thousands)

Approximately 98% of the aggregate net assets of the mutual funds managed by the Company as of December 31, 2004, were invested by customers of this broker and dealer.

(3) Shareholder's Equity

The following table summarizes the various series and classes of preferred stock that are authorized, issued, and outstanding as of December 31, 2004:

	Shares			
	Authorized	**Issued and outstanding**		**Amount**
Preferred stock – nonvoting; cumulative;				
$5 par value:				
Series A	6,000	1,000	$	5.0
Series B	6,000	100		0.5
Series C	6,000	1,000		5.0
Series D	6,000	100		0.5
Series E through J	36,000	—		0.0
	60,000	2,200	$	11.0

In the event of dissolution or liquidation, the preferred shareholder is entitled to receive the liquidation value of $5 per share before any distributions are made to the common shareholder.

(4) Net Capital Requirement

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph a(1)ii of the Rule. Under this method, minimum capital is $250. At December 31, 2004, the Company had net capital of $18,295 which exceeded requirements by $18,045.

Independent Auditors' Report

Board of Directors
Centennial Asset Management Corporation:

In planning and performing our audit of the financial statements of Centennial Asset Management Corporation (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 11, 2005